Joseph M. Garzi

Southridge Technology Group, Inc.

90 Grove Street

Ridgefield, CT 06877

203-431-8324

July 27, 2006

United States Securities

 and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Company:        Southridge Technology Group, Inc.

Form:               SB2/A4 Registration Statement

File No:            333-130599

Dear Sirs and/or Madame:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above referenced Registration Statement (filed pursuant to Form SB-2) to July 27, 2006 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Southridge Technology Group, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Southridge Technology Group, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SOUTHRIDGE TECHNOLOGY GROUP, INC.

/s/ Joseph M. Garzi

___________________________

Joseph M. Garzi, President